UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170051

DIVISION OF
CORPORATION FINANCE

January 10, 2017

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 19, 2016

Dear Ms. O'Toole

This is in response to your letter dated December 19, 2016 concerning the shareholder proposal submitted to Goldman Sachs by the AFL-CIO Reserve Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Brandon J. Rees
American Federation of Labor and Congress of Industrial Organizations
brees@aflcio.org

January 10, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated December 19, 2016

The proposal requests that the board adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(12)(ii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Goldman Sachs' proxy materials for meetings held in 2016 and 2015 and that the 2016 proposal received 4.86 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(ii).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

200 West Street | New York, New York 10282
Tel: 212-357-1584 | Fax: 212-428-9103 | e-mail: beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel

Goldman Sachs

December 19, 2016

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of The AFL-CIO Reserve Fund

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (together, the "2017 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from the AFL-CIO Reserve Fund (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2017 Proxy Materials for the reason discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2017 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the

Proponent as notification of the Company's intention to omit the Proposal from the 2017 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

"RESOLVED: Shareholders of The Goldman Sachs Group, Inc. (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2017 annual meeting."

The full text of the Proposal, supporting statement and all other correspondence with the Proponent are attached as Exhibit A.

II. Reason for Omission

The Company believes that the Proposal properly may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii) because the Proposal deals with substantially the same subject matter as two prior proposals, and the most recently submitted proposal did not receive the necessary support for resubmission.

Rule 14a-8(i)(12)(ii) permits the exclusion of a shareholder proposal that deals with "substantially the same subject matter" as other proposals that have been previously included in a company's proxy materials at least two times within the preceding five calendar years and received less than 6% of votes cast on its last submission to shareholders. The Commission has indicated that the requirement in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be identical. Rather, the Commission has indicated that decisions to exclude a shareholder proposal on the basis of Rule 14a-8(i)(12) will be driven by "a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Release No. 34-20091, Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,206 (Aug. 16, 1983).

In applying this standard, the Staff has focused on the substantive concerns raised by the proposal as the essential consideration. Under this standard, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal shares similar social and policy issues with a prior proposal, even if it recommends that the company take different actions and uses different language. *See, e.g., Google Inc.* (Mar. 6, 2015) (proposal requesting semiannual disclosure of political contributions on the company's website was excludable because it dealt with substantially the same subject matter as a prior proposal requesting annual proxy statement disclosure of political contributions and expenditures, an analysis of the congruency of those expenditures and company values, and an advisory shareholder vote on those policies and future plans); *The Goldman Sachs Group, Inc.* (Feb. 17, 2015) (proposal requesting a report on lobbying contributions and expenditures was excludable because it dealt with substantially the same subject matter as a prior proposal requesting a report on policies and procedures for political expenditures); *Exxon Mobil Corp.* (Mar. 7, 2013) (proposal requesting the company to review the exposure of its facilities to climate risk and issue a report to shareholders was excludable because it dealt with substantially the same subject matter as prior proposals requesting that the company either establish a committee or a task force to address issues relating to environmental sustainability).

The Proposal, similar to those in the letters cited above, deals with substantially the same subject matter as two prior proposals that were included in the Company's proxy statements for the 2015 and 2016 Annual Meetings of Shareholders (the "2015 Proposal" and the "2016" Proposal," respectively, and collectively, the "Prior Proposals"). The vote for the 2016 Proposal was lower than the 6% support required for the resubmission of a substantially similar proposal under Rule 14a-8(i)(12)(ii).

The Proposal requests that the board "adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service." The 2016 Proposal (attached hereto as Exhibit B) made the exact same request. The 2015 Proposal (attached hereto as Exhibit C) requested that the board "prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service."

Applying the standard for exclusion utilized by the Staff, the Proposal and the Prior Proposals deal with substantially the same issue. The Proposal and the 2016 Proposal are substantively identical. Both request that the board "adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service." The definitions of "equity-based awards" and "government service" are both also identical.

The 2015 Proposal deals with substantially the same subject matter as the Proposal and the 2016 Proposal, and differs only in that it requests issuance of a report rather than adoption of a policy. The subject matter is described using the exact same words: "the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service." In addition, "equity-based awards" and "government service" are defined identically as in the Proposal and the 2016 Proposal.

The Staff has found proposals requesting a certain action with respect to a subject matter and proposals requesting a disclosure with respect to the same subject matter to deal with "substantially the same subject matter." *See, e.g., Abbot Laboratories* (Jan. 27, 2010) (proposal requesting that the company include information on its use of animals in research and product testing in its annual Global Citizenship Report was excludable because it dealt with substantially the same subject matter as a prior proposal requesting that the company commit specifically to using only non-animal methods for assessing skin conditions); *Medtronic Inc.* (Jun. 2, 2005) (proposal requesting that the company list all of its political and charitable contributions on its website was excludable because it dealt with substantially the same subject matter as a prior proposal requesting that the company cease making charitable contributions); *Saks Inc.* (Mar. 1, 2004) (proposal requesting that the company implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable because it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanisms). Based on these letters, it is clear that the Proposal deals with "substantially the same subject matter" as the Prior Proposals.

As reported in the Company's Form 8-K dated May 20, 2016 (a copy of which is attached hereto as Exhibit D), the 2016 Proposal received less than 5% of the votes cast at the 2016 Annual Meeting of Shareholders (specifically, 15,631,672 shares were voted "for" the proposal and 305,747,980 shares were voted "against," which means the 2016 Proposal received the support of 4.86% of votes cast).

Because the Proposal concerns substantially the same subject matter as two prior proposals included in the Company's proxy materials in the last five years, and because the last such proposal to be submitted to shareholders received less than 6% of the votes cast for and against the proposal, we respectfully request that the Staff concur in our view that the Company may omit the Proposal from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(12)(ii).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,

Beverly L. O'Toole

Beverly L. O'Toole

Attachments

cc: Brandon J. Rees, The ALF-CIO Reserve Fund

Exhibit A

2017 Proposal and relevant correspondence with Proponent

AFL-CIO

AMERICA'S UNIONS

American Federation of Labor and Congress of Industrial Organizations

815 16th St., NW
Washington, DC 20006
202-637-5000
www.aflcio.org

December 6, 2016

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2016 proxy statement of The Goldman Sachs Group, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2017 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 223 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5152 or brees@aflcio.org.

Sincerely

Brandon J. Rees, Deputy Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 6, 2016

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 223 shares of common stock (the "Shares") of The Goldman Sachs Group, Inc. beneficially owned by the AFL-CIO Reserve Fund as of December 6, 2016. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 6, 2016. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Brandon J. Rees
Deputy Director, AFL-CIO Office of Investment

8550-253

RESOLVED: Shareholders of The Goldman Sachs Group, Inc. (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2017 annual meeting.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, our Company gives a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Stock Incentive Plan contains a "Conflicted Employment" clause that permits the accelerated vesting of equity awards or an equivalent cash payment to executives who voluntarily resign to pursue a government service career.

Last year in its opposition statement to this resolution, the Company stated that it had issued a report showing that "None of our Senior Executives holds any equity-based awards the vesting of which would be triggered by the Senior Executive's voluntary resignation to enter into government service." However, this report only covered the Company's five Named Executive Officers. Other senior executives at our Company may be eligible to receive a Government Service Golden Parachute.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

Exhibit B

2016 Proposal and relevant correspondence with Proponent

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 17, 2015

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2015 proxy statement of The Goldman Sachs Group, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2016 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 231 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at 202-637-5318 or hslavkin@aflcio.org.

Sincerely,

HSC

Heather Slavkin Corzo, Director
Office of Investment

HSC/sdw
opeiu #2, afl-cio

30 North LaSalle Street
Chicago, Illinois 60602
Fax: 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 17, 2015

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 231 shares of common stock (the "Shares") of The Goldman Sachs Group, Inc. beneficially owned by the AFL-CIO Reserve Fund as of November 17, 2015. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of November 17, 2015. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment

RESOLVED: Shareholders of The Goldman Sachs Group, Inc. (the "Company") request that the Board of Directors adopt a policy prohibiting the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute").

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

This policy shall be implemented so as not to violate existing contractual obligations or the terms of any compensation or benefit plan currently in existence on the date this proposal is adopted, and it shall apply only to equity awards or plan amendments that shareholders approve after the date of the 2016 annual meeting.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, our Company gives a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Stock Incentive Plan contains a "Conflicted Employment" clause that permits the accelerated vesting of equity awards or an equivalent cash payment to executives who voluntarily resign to pursue a government service career.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives?

For these reasons, we urge shareholders to vote FOR this proposal.

Exhibit C

2015 Proposal and relevant correspondence with Proponent

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 4, 2014

John Rogers
DEC 05 2014
Received

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of The Goldman Sachs Group, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 301 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Brandon Rees at 202-637-5152 or brees@aflcio.org.

Sincerely

HSC

Heather Slavkin Corzo, Director
Office of Investment

Attachments

HSC/sdw
opeiu #2, afl-cio

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

December 4, 2014

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, New York 10282

Dear Mr. Rogers,

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record holder of 301 shares of common stock (the "Shares") of The Goldman Sachs Group, Inc. beneficially owned by the AFL-CIO Reserve Fund as of December 4, 2014. The AFL-CIO Reserve Fund has continuously held at least $2,000 in market value of the Shares for over one year as of December 4, 2014. The Shares are held by AmalgaTrust at the Depository Trust Company in our participant account No. 2567.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M Kaplan

Lawrence M. Kaplan
Vice President

cc: Heather Slavkin Corzo
Director, AFL-CIO Office of Investment

RESOLVED: Shareholders of The Goldman Sachs Group, Inc. (the "Company") request that the Board of Directors prepare a report to shareholders regarding the vesting of equity-based awards for senior executives due to a voluntary resignation to enter government service (a "Government Service Golden Parachute"). The report shall identify the names of all Company senior executives who are eligible to receive a Government Service Golden Parachute, and the estimated dollar value amount of each senior executive's Government Service Golden Parachute.

For purposes of this resolution, "equity-based awards" include stock options, restricted stock and other stock awards granted under an equity incentive plan. "Government service" includes employment with any U.S. federal, state or local government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any electoral campaign for public office.

SUPPORTING STATEMENT:

Our Company provides its senior executives with vesting of equity-based awards after their voluntary resignation of employment from the Company to pursue a career in government service. In other words, a "golden parachute" for entering government service.

At most companies, equity-based awards vest over a period of time to compensate executives for their labor during the commensurate period. If an executive voluntarily resigns before the vesting criteria are satisfied, unvested awards are usually forfeited. While government service is commendable, we question the practice of our Company providing accelerated vesting of equity-based awards to executives who voluntarily resign to enter government service.

The vesting of equity-based awards over a period of time is a powerful tool for companies to attract and retain talented employees. But contrary to this goal, our Company's Stock Incentive Plan contains a "Conflicted Employment" clause that permits the accelerated vesting of equity awards or an equivalent cash payment to executives who voluntarily resign to pursue a government service career.

We believe that compensation plans should align the interests of senior executives with the long-term interests of the Company. We oppose compensation plans that provide windfalls to executives that are unrelated to their performance. For these reasons, we question how our Company benefits from providing Government Service Golden Parachutes. Surely our Company does not expect to receive favorable treatment from its former executives.

Issuing a report to shareholders on the Company's use of Government Service Golden Parachutes will provide an opportunity for the Company to explain this practice and provide needed transparency for investors about their use.

For these reasons, we urge shareholders to vote FOR this proposal.

Exhibit D

Form 8-K dated May 20, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):
May 20, 2016

THE GOLDMAN SACHS GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**No. 001-14965**	**No. 13-4019460**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

200 West Street New York, New York	**10282**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(212) 902-1000**

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

(a) The Annual Meeting of Shareholders of The Goldman Sachs Group, Inc. (“Annual Meeting”) was held on May 20, 2016.

(b) The results of the matters submitted to a shareholder vote at the Annual Meeting were as follows:

1. Election of Directors: Our shareholders elected the following 13 directors to each serve a one-year term expiring on the date of our 2017 annual meeting of shareholders or until his or her successor has been duly chosen and qualified.

	For	Against	Abstain	Broker Non-Votes
Lloyd C. Blankfein	309,963,585	11,571,483	1,547,571	44,295,827
M. Michele Burns	294,794,472	27,126,751	1,161,416	44,295,827
Gary D. Cohn	315,353,377	7,006,030	723,232	44,295,827
Mark Flaherty	319,919,804	2,194,766	968,069	44,295,827
William W. George	298,060,943	23,793,744	1,227,952	44,295,827
James A. Johnson	294,196,757	28,322,946	562,936	44,295,827
Lakshmi N. Mittal	252,827,322	69,388,664	866,653	44,295,827
Adebayo O. Ogunlesi	305,992,028	16,221,545	869,066	44,295,827
Peter Oppenheimer	320,225,124	2,083,431	774,084	44,295,827
Debora L. Spar	302,974,839	19,303,879	803,921	44,295,827
Mark E. Tucker	320,029,343	2,054,915	998,381	44,295,827
David A. Viniar	319,578,398	3,239,775	264,466	44,295,827
Mark O. Winkelman	320,955,633	1,737,782	389,224	44,295,827

2. Advisory Vote to Approve Executive Compensation (“Say on Pay”): Our shareholders approved the Say on Pay proposal.

For	Against	Abstain	Broker Non-Votes
214,380,093	106,810,013	1,892,533	44,295,827

3. Ratification of Appointment of Independent Registered Public Accounting Firm: Our shareholders ratified the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ended December 31, 2016.

For	Against	Abstain
363,937,951	2,916,748	523,767

4. Shareholder Proposal to Prohibit Vesting of Equity Awards Upon Entering Government Service: Our shareholders did not approve this proposal.

For	Against	Abstain	Broker Non-Votes
15,631,672	305,747,980	1,702,987	44,295,827

5. Shareholder Proposal to Change Vote Counting Standard for Shareholder Proposals: Our shareholders did not approve this proposal.

For	Against	Abstain	Broker Non-Votes
16,196,012	305,752,226	1,134,401	44,295,827

6. Shareholder Proposal to Require an Independent Board Chairman: Our shareholders did not approve this proposal.

For	Against	Abstain	Broker Non-Votes
97,563,049	223,952,996	1,566,594	44,295,827

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GOLDMAN SACHS GROUP, INC.
(Registrant)

Date: May 20, 2016

By: /s/ Gregory K. Palm
Name: Gregory K. Palm
Title: Executive Vice President and General Counsel